Apollo Annual Shareholder Meeting Disclosure for Semi-Annual
Report and Form N-SAR (Item 77c)
Shareholder Meeting - Final Results

On May 14, 2013, the Fund held its Annual Meeting of
Shareholders for the following purpose: Election of Directors of the Fund (the "Proposal"). The Proposal was approved by the Fund's shareholders and the results of the voting are as follows:


 NAME                      FOR              WITHHELD

Glenn N. Marchak*       10,649,520          128,104

Todd J. Slotkin*        10,665,930          111,694


*elected by the holders of the Fund's Common Stock and Preferred Stock, voting together as a single class.

Barry Cohen, John J. Hannan, Carl J. Rickertsen and Elliot
Stein, Jr. continue to serve in their capacities as Directors of the Fund.